Cloud Data Holdings Corporation

1507-1510 Office Tower, Convention Plaza

1 Harbor Road, Wan Chai, Hong Kong,

China

July 8, 2026

VIA EDGAR

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan
Christine Dietz
Charli Wilson
Jan Woo

Re:	Cloud Data Holdings Corporation (CIK No. 0002078905) Request for Withdrawal of Registration Statement on Form F-1 File No. 333-292851

Ladies and Gentlemen:

On January 21, 2026, Cloud Data Holdings Corporation (the “Company”) initially filed Registration Statement on Form F-1 (File No. 333-292851) (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company’s legal counsel, Yao Zhang of Sunsea Law Group P.C., at +1 628-588-2348 (mobile) or ayzhang@sunsealaw.com (email).

Very truly yours,

By:	/s/ Chang Liao
	Name:	Chang Liao
	Title:	Chief Executive Officer